UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 10, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

America Greener Technologies, Inc.

File No. 000-53757 - CF#33243

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America Greener Technologies, Inc. submitted an application under Rule   24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed November 20, 2015.

Based on representations by America Greener Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.16   through March 30, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary